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                             July 1, 2022

       Christopher May
       Chief Financial Officer
       American Axle & Manufacturing Holdings, Inc.
       One Dauch Drive
       Detroit, MI 48211-1198

                                                        Re: American Axle &
Manufacturing Holdings, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Response Dated June
3, 2022
                                                            File No. 001-14303

       Dear Mr. May:

              We have reviewed your June 3, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       May 23, 2022 letter.

       Response Dated June 3, 2022

       Risk Factors, page 11

   1. We note your response to comment 2. Tell us how you considered disclosing other transition risks
related to climate change, including those noted in our prior comment, and explain how you
evaluated the materiality of their effects on your business, financial condition, and results
of operations.
       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       22

   2. We note your response to comment 7 and reissue in part. Please provide quantitative information for each of
the periods covered by your Form 10-K to substantiate your
                                                        conclusion that weather
related damages to your property or operations were determined
 Christopher May
American Axle & Manufacturing Holdings, Inc.
July 1, 2022
Page 2
      not to be material.
       Please contact Patrick Fullem at (202) 551-8337 or Sergio Chinos at
(202) 551-7844 with
any questions.



                                                          Sincerely,
FirstName LastNameChristopher May
                                                   Division of Corporation
Finance
Comapany NameAmerican Axle & Manufacturing Holdings, Inc.
                                                   Office of Manufacturing
July 1, 2022 Page 2
cc:       Robert D. Giannattasio
FirstName LastName